Filed by Deutsche Telekom AG
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: T-Online International AG
Exchange Act File Number 82-5125

January 25, 2005

A Further Step in the Merger Process: Deutsche Telekom and T-Online reach a Common Understanding over the Range for the Exchange Ratio

Both Companies Expect the Merger to be Effected at an Exchange Ratio in a Range of between 0.45 and 0.55 Deutsche Telekom Shares for one T-Online Share

Deutsche Telekom and T-Online have today reached a common understanding regarding the exchange ratio range in connection with the proposed merger of T-Online International AG into Deutsche Telekom AG. Both companies expect the exchange ratio for the shares, which will be set forth in the merger agreement, to be between 0.45 and 0.55 Deutsche Telekom shares for one T-Online share.

This range was determined on the basis of the current status of the company valuations as conducted by Deutsche Telekom and T-Online with the assistance of KPMG and Warth & Klein, respectively. In preparation of the statutory merger under German law as contemplated by KMPG and Warth & Klein have been mandated by Deutsche Telekom and T-Online, respectively, to support the Management Boards in the preparation of the company valuations on the basis of the applicable discounted earnings methodology (Ertragswertverfahren) in accordance with the valuation standards issued by the Institut der Wirtschaftspruefer e.V. (IDW S1 neue Fassung), as well as to assist them in the determination of an appropriate merger exchange ratio.

Based on the current status of the valuations, both companies furthermore expect the IDW S1 discounted earnings values (Ertragswerte), established for the purpose of determining the merger exchange ratio, not to be below EUR 27.00 per Deutsche Telekom share and EUR 14.00 per T-Online share.

On the basis of the current findings, the anticipated exchange ratio for the T-Online shares is in any event below the price relation between the voluntary public tender offer of EUR 8.99 per T-Online share, and the closing price of Deutsche Telekom's shares, both at the time of announcement of the transaction (09 October 2004) of EUR 15.22, and at the time of the publication of the offer document (26 November 2004) of EUR 15.90. The same applies to the relation between the offer price of EUR 8.99 and the Xetra closing price of EUR 16.20 for a Deutsche Telekom share as of 25 January 2005.

The completion of the valuation analysis, the merger agreement and merger report, as well as the finalisation of the review that is currently being performed by the court appointed auditor, is, from today?s perspective, expected for mid March. With the invitations to the respective AGM?s, shareholders of both Deutsche Telekom and T-Online will be granted access to, inter alia, the merger agreement, the merger report and the merger audit report of the court appointed independent auditor.

The offer period for the currently ongoing voluntary public offer of Deutsche Telekom for T Online ends on 4 February 2005 at 24:00 hrs CET. Deutsche Telekom will not increase the current offer price of EUR 8.99 per T-Online share, nor will Deutsche Telekom launch another voluntary public offer for T-Online shares after the upcoming expiration of the voluntary public offer on 4 February 2005.

Disclaimer
The discounted earnings valuations (Ertragswerte) described above remain subject to the completion of the valuation work. In addition, the calculation of a company valuation on the basis of the discounted earnings methodology is a highly complex process and is not necessarily susceptible to partial analysis or summary description. The analyses performed by the management boards to date with the assistance of KPMG and Warth & Klein are not necessarily indicative of future results or actual values derived in accordance with other valuation methodologies, which may be significantly more or less favorable than those expressed in this press release. These analyses involved numerous judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, many of which are beyond the control of the companies. Further information regarding the calculation of the company valuations will be provided in the merger report and merger auditor's report described above.

In addition, this press release contains certain forward-looking statements, which are based on the current assumptions and plans of the management of Deutsche Telekom AG. Various known and unknown risks, uncertainties and other factors could cause actual results, including the actual merger exchange ratio and the financial condition and profitability of Deutsche Telekom, to be materially different from those presented here. These factors include the following:

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  The possibility that the court-appointed auditor will not find any exchange ratio within the range announced today to be "appropriate" (angemessen) within the meaning of applicable German law;

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  Further progress in, and the completion of, the company valuations; and

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  Those factors that are described in reports filed with the U.S. Securities and Exchange Commission (including Form 20-F). The Company does not undertake any responsibility to update such forward-looking statements in light of future events or developments.

The statements on the company valuations on the basis of the discounted earnings methodology (IDW S 1 new version) do not constitute a forecast or assumption of the future development of the market prices of shares of Deutsche Telekom or T-Online.

You are advised to read the U.S. prospectus regarding the business combination transaction referenced in these materials, when it becomes available, because it will contain important information. Deutsche Telekom has filed a preliminary prospectus with the Securities and Exchange Commission. You may obtain a free copy of the preliminary prospectus or the final prospectus (when available) and other related documents filed by Deutsche Telekom AG at the Commission's website at www.sec.gov, at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The preliminary prospectus, the final prospectus (when available) and the other documents may also be obtained by contacting Deutsche Telekom AG, Attention: Investor Relations, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany.

© 2004 Deutsche Telekom AG